UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On October 31, 2011, the registrant announced its unaudited financial results for the third quarter ended September 30, 2011. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the contining global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1 Press release regarding financial results for the third quarter ended September 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: November 1, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the third quarter ended September 30, 2011.

Exhibit 99.1

Changyou Reports Third Quarter 2011 Results

Company Achieves Record Total Revenues for the Third quarter

Beijing, China, October 31, 2011 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•	Total revenues reached a record US$119.0 million and exceeded the high end of the Company’s guidance by US$1.0 million. Total revenues increased 13% quarter-over-quarter and 39% year-over-year.

•

Net income attributable to Changyou.com Limited was US$52.8 million, or US$0.99 per fully diluted ADS[1]. Net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 17% year-over-year.

•

Non-GAAP[2] net income attributable to Changyou.com Limited (i.e., excluding share-based compensation expenses) was US$53.8 million, or US$1.01 per fully diluted ADS, and exceeded the high end of the Company’s guidance by US$1.3 million. Non-GAAP net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 14% year-over-year.

•

Aggregate registered accounts for the Company’s games[3], excluding the Web-based game of the Company’s majority-owned subsidiary Shenzhen 7Road Technology Co., Ltd. (“7Road”), increased 21% quarter-over-quarter and 51% year-over-year to 159.0 million.

•	Aggregate peak concurrent users (“PCU”) for the Company’s games, excluding 7Road’s Web-based game, increased 19% quarter-over-quarter and 17% year-over-year to 1,150,000.

•	Aggregate active paying accounts (“APA”) for the Company’s games, excluding 7Road’s Web-based game, increased 4% quarter-over-quarter and 16% year-over-year to 3.02 million.

•	Average revenue per active paying account (“ARPU”) for the Company’s games, excluding 7Road’s Web-based game, increased 3% quarter-over-quarter and 2% year-over-year to RMB218.

Mr. Tao Wang, Changyou’s Chief Executive Officer, commented, “Our blockbuster Tian Long Ba Bu, or TLBB, continues to expand player numbers with the release of each new expansion pack that adds sought-after new game play that is requested by our players. After the release of the major expansion pack TLBB3 on October 20th, the number of users and the number of active paying accounts increased. Meanwhile, our new self-developed 3D MMO game, Duke of Mount Deer, or DMD, which launched on July 22nd, appeals to hard-core game players with its new technologies and advanced cross-server game play. We believe these results once again demonstrate our ability to understand and fulfill gamers’ needs and showcase our content development and game operation strengths. We anticipate bringing a greater variety of games to market in the following quarter and next year to further advance our leading position in the online game industry.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to the nearest comparable GAAP financial measures.”

[3]

Excludes Web-based games of 7Road and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, San Jie Qi Yuan and Legend of Ancient World.

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Mr. Dewen Chen, president and chief operating officer, continued, “During the quarter, we completed the integration of Shenzhen 7Road Technologies Co., Ltd., or 7Road, one of the leading players in the rapidly expanding Web-based game market in China. 7Road’s hit game, DDTank, continues to top the charts on different social platforms and game portals in China, and is attracting interest from players overseas. In the next few quarters, we will be working closely with 7Road’s management team on new products and initiatives to develop the Web-based game business.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “Our business was strong and resilient in the third quarter. Once again, we exceeded our top-line and bottom-line financial goals for the quarter, while making planned investments in the marketing and promotion of DMD. In addition, both our existing and acquired businesses generated solid cash flows in the third quarter. With solid cash reserves and a debt-free balance sheet, we are well-positioned to capture new opportunities in the industry as they arise and to increase returns to shareholders over the long term.”

Third Quarter 2011 Operational Results

The Company’s operational results for the third quarter of 2011, which exclude those of 7Road’s Web-based game, were as follows:

•	Aggregate registered accounts for the Company’s games increased 21% quarter-over-quarter and 51% year-over-year to 159.0 million.

•	Aggregate PCU for the Company’s games increased 19% quarter-over-quarter and 17% year-over-year to 1,150,000.

•	Aggregate APA for the Company’s games increased 4% quarter-over-quarter and 16% year-over-year to 3,020,000.

•

ARPU for the Company’s games increased 3% quarter-over-quarter and 2% year-over-year to RMB218, which is consistent with the Company’s intention to have ARPU within a range that keeps the Company’s games affordable for the majority of Chinese game players.

7Road’s operational results for the third quarter of 2011 were as follows:

•	Active accounts[4] for 7Road’s game were 46.9 million.

•	Active charging accounts[5] for 7Road’s game were 1,720,000.

•	Average revenue recognized per active charging accounts[6] for 7Road’s game were RMB38.

[4]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[5]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[6]	Average revenue recognized per active charging accounts are defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

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Third Quarter 2011 Unaudited Financial Results

Revenues

Total revenues for the third quarter of 2011 increased 13% quarter-over-quarter and 39% year-over-year to US$119.0 million.

Online game revenues, which include revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 14% quarter-over-quarter and 35% year-over-year to US$115.8 million. The increases were mainly due to a full quarter of revenue contribution from 7Road, revenue contribution from the newly launched DMD, and the ongoing popularity of TLBB in China during the third quarter of 2011.

Other revenues were US$3.2 million, down 8% quarter-over-quarter. The decrease was mainly due to lower cinema advertising sales in the third quarter of 2011 after the Company did not renew its contracts with selected cinemas that were generating lower investment returns.

Gross Profit

Gross profit and non-GAAP gross profit increased 11% quarter-over-quarter and 31% year-over-year to US$101.0 million. Both gross margin and non-GAAP gross margin were 85%, compared with 87% in the second quarter of 2011 and 90% in the third quarter of 2010. The decline in gross margin was mainly due to higher bandwidth costs incurred for the new game DMD, and the hiring of game operation staff in the third quarter of 2011.

Gross profit and non-GAAP gross profit of the online games business increased 11% quarter-over-quarter and 31% year-over-year to US$101.2 million. Both gross margin and non-GAAP gross margin of the online games business were 87%, compared with 90% in the second quarter of 2011 and in the third quarter of 2010, respectively.

Gross loss and non-GAAP gross loss of other business were US$246,000.

Operating Expenses

Total operating expenses were US$39.1 million, an increase of 32% quarter-over-quarter and 65% year-over-year.

Product development expenses were US$12.0 million, essentially flat quarter-over-quarter and an increase of 17% year-over-year. The year-over-year increase in product development expenses were mainly due to the hiring of game engineers and a full quarter of product development expenses from 7Road in the third quarter of 2011.

Sales and marketing expenses were US$20.2 million, an increase of 69% quarter-over-quarter and 108% year-over-year. The quarter-over-quarter and year-over-year increases in sales and marketing expenses were mainly due to a nationwide advertising campaign in the third quarter of 2011 to promote the newly launched DMD.

General and administrative expenses were US$6.9 million, an increase of 23% quarter-over-quarter and 85% year-over-year. The quarter-over-quarter and year-over-year increases in general and administrative expenses were mainly due to an increase in headcount and a full quarter of general and administrative expenses from 7Road in the third quarter of 2011.

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Operating Profit

Operating profit increased 1% quarter-over-quarter and 16% year-over-year to US$61.9 million. Operating margin was 52%, compared with 58% in the second quarter of 2011 and 62% in the third quarter of 2010.

Non-GAAP operating profit was flat quarter-over-quarter and increased 14% year-over-year to US$62.8 million. Non-GAAP operating margin was 53%, compared with 60% in the second quarter of 2011 and 64% in the third quarter of 2010.

Net income

Net income decreased 1% quarter-over-quarter and increased 19% year-over-year to US$53.9 million. Net margin was 45%, compared with 52% in the second quarter of 2011 and 53% in the third quarter of 2010.

Non-GAAP net income decreased 2% quarter-over-quarter and increased 17% year-over-year to US$54.9 million. Non-GAAP net margin was 46%, compared with 53% in the second quarter of 2011 and 55% in the third quarter of 2010.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 17% year-over-year to US$52.8 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$0.99, down from US$1.02 in the second quarter of 2011 and up from US$0.85 in the third quarter of 2010. Net margin attributable to Changyou.com Limited was 44%, compared with 52% in the second quarter of 2011 and 53% in the third quarter of 2010.

Non-GAAP net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 14% year-over-year to US$53.8 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.01, down from US$1.04 in the second quarter of 2011 and up from US$0.88 in the third quarter of 2010. Non-GAAP net margin attributable to Changyou.com Limited was 45%, compared with 53% in the second quarter of 2011 and 55% in the third quarter of 2010.

Cash Balances

As of September 30, 2011, Changyou had a net cash balance of US$458.5 million, which increased from US$398.3 million as of June 30, 2011. Operating cash flow for the third quarter of 2011 was a net inflow of US$74.1 million.

Business Outlook

For the fourth quarter of 2011, Changyou expects:

•	Total revenues to be between US$122.0 million and US$125.0 million, including online game revenues of US$119.0 million to US$122.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$58.0 million and US$60.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.09 and US$1.12.

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•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.5 million and US$2.0 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.03 to US$0.04.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine Equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and certain other circumstances occur. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

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Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Daylight Time, October 31, 2011 (7 p.m. Beijing/Hong Kong, October 31, 2011).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-718-354-1231
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Daylight Time on October 31 through November 7, 2011. The dial-in details for the telephone replay are:

International:	+1-718-354-1232
Passcode:	13981264

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited is a leading developer and operator of online games in China. It began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003 primarily focused on the development and operation of massively multi-player online role-playing games (“MMORPG”). Changyou was carved out as a separate, stand-alone company in December 2007, and completed an initial public offering on April 7, 2009. Changyou and its subsidiaries currently operate over 10 online games, including in-house developed MMORPGs such as Tian Long Ba Bu, one of the most popular online games in China, and Duke of Mount Deer, as well as Web-based games such as DDTank. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

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For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Nine Months Ended
	Sep. 30, 2011	Jun. 30, 2011	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2010

Revenues:
Online game	$115,799	$101,531	$85,624	$312,260	$235,417
Others	3,214	3,494	—	8,867	—

Total revenues	119,013	105,025	85,624	321,127	235,417

Cost of revenues:
Online game (includes share-based compensation expense of $21, $19, $40, $73 and $150 respectively)	14,578	9,950	8,537	33,496	20,929
Others	3,460	4,144	—	10,194	—

Total cost of revenues	18,038	14,094	8,537	43,690	20,929

Gross profit	100,975	90,931	77,087	277,437	214,488

Operating expenses:
Product development (includes share-based compensation expense of $455, $503, $922, $1,729 and $3,450, respectively)	11,987	12,023	10,222	34,731	24,912
Sales and marketing (includes share-based compensation expense of $(19), $293, $8, $473 and $124 respectively)	20,213	11,965	9,711	40,912	31,130
General and administrative (includes share-based compensation expense of $506, $567, $819, $1,840 and $3,015 respectively)	6,893	5,588	3,728	18,009	13,040

Total operating expenses	39,093	29,576	23,661	93,652	69,082

Operating profit	61,882	61,355	53,426	183,785	145,406

Interest income	3,404	2,345	1,194	7,588	2,913
Foreign currency exchange loss	(160)	(173)	(151)	(489)	(252)
Other income / (expense)	1,139	(602)	(713)	208	(431)

Income before income tax expense	66,265	62,925	53,756	191,092	147,636
Income tax expense	(12,360)	(8,354)	(8,464)	(29,767)	(20,547)

Net income	53,905	54,571	45,292	161,325	127,089
Less: Net income attributable to mezzanine classified non-controlling interests	1,092	361	—	1,453	—

Net income attributable to Changyou.com Limited	$52,813	$54,210	$45,292	$159,872	$127,089

Basic net income per ADS attributable to Changyou.com Limited	$1.01	$1.03	$0.87	$3.05	$2.45

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,506	52,466	52,034	52,399	51,848

Diluted net income per ADS attributable to Changyou.com Limited	$0.99	$1.02	$0.85	$3.00	$2.39

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,338	53,302	53,135	53,296	53,099

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2011	As of Dec. 31, 2010

ASSETS
Current assets:
Cash and cash equivalents	$458,529	$350,957
Accounts receivable, net	13,151	1,464
Short-term investments	22,319	—
Prepaid and other current assets	8,777	12,383
Due from Sohu	—	312

Total current assets	502,776	365,116

Non-current assets:
Fixed assets, net	66,285	53,659
Goodwill	121,005	10,258
Intangible assets, net	51,302	7,251
Interests in associated companies	350	3,645
Deferred tax assets	2,544	2,369
Other assets, net	63,512	60,214

Total non-current assets	304,998	137,396

TOTAL ASSETS	$807,774	$502,512

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$44,618	$34,509
Accounts payable and accrued liabilities	55,013	34,783
Tax payables	12,162	13,471
Current deferred tax liabilities	—	243
Current contingent consideration	13,331	—
Due to Sohu	5,135	5,155

Total current liabilities	130,259	88,161

Long-term liabilities:
Long-term deferred tax liabilities	5,328	—
Long-term contingent consideration	15,805	—
Long-term accounts payable	2,615	—

Total long-term liabilities	23,748	—

Total liabilities	154,007	88,161
MEZZANINE EQUITY
Mezzanine equity	55,664	—
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	598,103	414,351

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$807,774	$502,512

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2011				Three Months Ended Jun. 30, 2011				Three Months Ended Sep. 30, 2010
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Online game gross profit	$101,221	$21		$101,242	$91,581	$19		$91,600	$77,087	$40		$77,127
Other gross loss	(246)	—	(a)	(246)	(650)	—	(a)	(650)	—	—	(a)	—

Gross profit	$100,975	$21		$100,996	$90,931	$19		$90,950	$77,087	$40		$77,127

Gross margin	85%			85%	87%			87%	90%			90%

Operating profit	$61,882	$963		$62,845	$61,355	$1,382		$62,737	$53,426	$1,789		$55,215

Operating margin	52%			53%	58%			60%	62%			64%

Net income	$53,905	$963		$54,868	$54,571	$1,382		$55,953	$45,292	$1,789		$47,081

Net income attributable to Changyou.com Limited	$52,813	$963		$53,776	$54,210	$1,382		$55,592	$45,292	$1,789		$47,081

Net margin	44%			45%	52%			53%	53%			55%

Diluted net income per ADS attributable to Changyou.com Limited	$0.99			$1.01	$1.02			$1.04	$0.85			$0.88

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,338			53,447	53,302			53,453	53,135			53,427

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.